

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 27, 2009

Mr. William W. Reid
President and Chief Executive Officer
Gold Resource Corporation
222 Milwaukee Street, Suite 301
Denver, CO 80206

      Re: **Gold Resource Corporation**
              Form 10-K
              Filed April 14, 2008
              Response Letter Dated February 12, 2009
              File No. 333-129321

Dear Mr. Reid:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Roger Schwall
                     Assistant Director